FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

May 14, 2007

Item 3: News Release:

A news release dated and issued on May 14, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital / Soquem Acquires First Round of Platinum Group Metals Properties in Quebec.

Item 5: Full Description of Material Change:

Pacific North West Capital / SOQUEM Acquires  First Round of Platinum Group Metals Properties In Quebec

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Continued 50 / 50 contributions for funding and staffing resources in 2007

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Staking covering new conductors associated with mafic intrusives

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Joint venture established to evaluate newly identified PGM targets

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Phase 2 of the $350,000 program to evaluate other targets in the Taureau Project area (AMI) has been approved to evaluate additional targets

May 14, 2007, Vancouver, BC - Pacific North West Capital Corp. ("PFN") (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to announce that it has staked new claims in the Province of Quebec, over conductive trends defined by an airborne EM and mag survey flown in late 2006.  Staking activity is part of a cooperation agreement with SOQUEM, a company devoted to mineral exploration in the Province of Quebec.

A total of approximately 219 surveyed lots have been staked, which should be confirmed by the Ministère des Ressources Naturelles et de la Faune du Québec, once they are processed.  These acquisitions are part of the Taureau reconnaissance program which evaluated mafic intrusions for PGM mineralization in a defined Area of Mutual Interest (AMI) within the Grenville Province of Quebec.

SOQUEM is acting as manager of the 50/50 Cooperation Agreement. The parties have equal representation consisting of two members each on a Technical Committee responsible for setting programs, budgets, and schedules.

PFN’s President Harry Barr stated, “Our partnership with SOQUEM is advancing on schedule. Grassroots exploration conducted in 2006 should provide us with drill ready targets over the next few months. The technical expertise of our partner SOQUEM is unmatched.”

Work on the Taureau Project was started in 2006 within the AMI to identify PGM mineralization in mafic intrusive bodies.  Staking follows two samples returning assays averaging 1.17gpt Pd, 0.14gpt Pt, 0.29gpt Au, 1.62% Cu, and 0.35% Ni. A new Joint Venture with SOQUEM has been formed to further assess the significance of the known mineralized mafic intrusion as well as any of the related conductive trends associated with the newly identified magnetic bodies (aero mag) which are felt to be related to other mafic intrusive bodies in the region.

A 2007 budget of $110,000 has been approved to begin evaluating the new Joint Venture area as well as $350,000 to continue work (phase 2) in the AMI to locate additional PGM mineralization.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration.

About SOQUEM Inc.

SOQUEM INC. is a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"). The mission of the SGF, an industrial and financial holding company, is to undertake economic development projects in the industrial sector in cooperation with partners and in compliance with the economic development policies of the Government of Quebec. SOQUEM's head office is located in Val d'Or, with a regional office in Chibougamau.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is a premier explorer in the search for Platinum Group Metals (PGMs) in North America and is currently in the most aggressive acquisition phase of the company's history focusing on new PGM and Nickel projects. PFN is committed to advancing its existing projects and acquiring new PGM and base metals projects via self-funding or option/joint venture agreements with major mining companies. The company has $4.5 million in working capital and no debt.

Stillwater Mining Company (NYSE: SWC), the largest producer of palladium and platinum in the Western Hemisphere, recently purchased 11% of PFN and is a strategic partner in the search for new platinum group metal discoveries in North America. Stillwater Mining recently signed a letter of intent to invest $4.5 million into PFN’s Alaskan exploration and reconnaissance programs including the Goodnews Bay Platinum Project. PFN is the project operator.

PFN is currently exploring the River Valley Project, located near Sudbury, Ontario, joint ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured and indicated resources: 30.5 million tonnes containing 953,900 ounces of palladium (0.97 g/t), 329,500 ounces of platinum (0.34 g/t) and 59,500 ounces of gold (0.061g/t) with an additional 2.3 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) of Inferred Resources using a 0.7 g/t cut off (pt/pd). The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization. In March management presented Anglo Platinum with the 2007 work program and budget. PFN is the project operator.

In 2006, PFN signed a Cooperation Agreement with SOQUEM Inc., a wholly owned subsidiary of the Société Générale de Financement du Québec ("SGF"), mandated to put new mines into production. Under the terms of the Agreement, PFN and SOQUEM are participating in a 50/50 joint venture with the objective of identifying viable PGM and base metal properties for further exploration. PFN and SOQUEM recently announced a Phase Two 2007 budget of $460,000 to advance work on reconnaissance properties in Quebec.

PFN’s technical team is aggressively acquiring new PGM and base metal projects in Quebec, Ontario, Manitoba, Saskatchewan, British Columbia, North West Territories and Alaska.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th day of May 2007.